UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated January  30, 2018
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY
RESTRICTED JURISDICTION OR ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION
OF THE RELEVANT LAWS OF SUCH JURISDICTION

Sibanye Gold Limited
Trading as Sibanye-Stillwater
Reg. No. 2002/031431/06
Incorporated in the Republic of South Africa
Share Code: SGL
ISIN Code: ZAE000173951
Issuer Code: SGL
(“Sibanye-Stillwater” or “the Company” or “the Group”)
Recommended All-Share Offer for Lonmin Plc (“Lonmin”) by Sibanye Gold Limited (trading as Sibanye-Stillwater) (“Sibanye-Stillwater”)
Disclosure under Rule 2.10 of the City Code on Takeovers and Mergers
On 14 December 2017, Sibanye-Stillwater announced the terms of its recommended all-share offer for the entire issued and to be issued share capital in Lonmin (the “Offer
Announcement”). Capitalised terms used in this announcement shall, except where defined in this announcement or where the context requires otherwise, have the meanings given to them in the Offer Announcement.
As set out in the Offer Announcement, Sibanye-Stillwater originally received irrevocable undertakings from those Lonmin Directors holding Lonmin Shares, being Brian Beamish, Ben
Magara, Varda Shine, Dr Len Konar and Jonathan Leslie (the "Relevant Directors") in
respect of their entire beneficial holdings of, in aggregate, 75,498 Lonmin Shares, representing approximately 0.026698 per cent. of the existing issued ordinary share capital of Lonmin as at the date of this announcement (the "Committed Shares") (the
“Original Irrevocable Undertakings”).
Under the terms of the Original Irrevocable Undertakings, the Relevant Directors: (i)
irrevocably undertook, amongst other things, to exercise all voting rights attaching to the Committed Shares in favour of the Scheme and on any resolution proposed in connection with the approval of the Scheme at the Court Meeting and the Lonmin General Meeting; and
(ii) expressed their intention irrevocably to undertake, immediately following the announcement by Lonmin of its results for the year ended 30 September 2017 (the “2017
Results”), to accept or procure the acceptance of the Offer (in the event that the
Acquisition is to be implemented by way of a Takeover Offer) in respect of the Committed
Shares.
Following the announcement by Lonmin of its 2017 Results on 22 January 2018, the Original
Irrevocable Undertakings have been terminated and replaced by new irrevocable undertakings given by the Relevant Directors on 29 January 2018 (the New Irrevocable
Undertakings ) in which, in accordance with the statements of intention expressed in the
Original Irrevocable Undertakings, the Relevant Directors additionally irrevocably undertake to accept or procure the acceptance of an Offer in respect of the Committed
Shares, in the event that the Acquisition is implemented by way of a Takeover Offer. The
New Irrevocable Undertakings are otherwise on substantially the same terms as the Original
Irrevocable Undertakings, including that, amongst other things, the Relevant Directors irrevocably undertake to exercise or procure the exercise of all voting rights attaching to the Committed Shares in favour of the Scheme and any resolution required to give effect to the Scheme at the Court Meeting and the Lonmin General Meeting.

The New Irrevocable Undertakings shall cease to have any effect: (i) if Sibanye-Stillwater announces, with the consent of the Panel, and before the Scheme Document is published, that it does not intend to proceed with the Acquisition and no new, revised or replacement
Scheme (or Takeover Offer, as applicable) is announced by Sibanye-Stillwater in accordance with Rule 2.7 of the Takeover Code; or (ii) the Scheme (or Takeover Offer, as applicable)
lapses or is withdrawn prior to the Longstop Date in accordance with its terms (except where (a) the Scheme lapses or is withdrawn as a result of Sibanye-Stillwater exercising its right to implement the Acquisition by way of a Takeover Offer rather than a scheme of arrangement; or (b) the lapse or withdrawal either is not confirmed by Sibanye-
Stillwater or is followed within five Business Days by an announcement under Rule 2.7 of the Takeover Code by Sibanye-Stillwater (or a person acting in concert with it) to implement the Acquisition either by a new, revised or replacement scheme of arrangement or a Takeover Offer).
30 January  2018
Johannesburg
Enquiries:
Sibanye-Stillwater
James Wellsted, SVP Investor Relations
+27 10 493 6914
UBS (Financial Adviser to Sibanye-Stillwater)
London: Ian Hart
Sandip Dhillon
South Africa: Gary Hudson
+44 (0) 20 7568 8000
+27 11 322 7000
HSBC (Financial Adviser to Sibanye-Stillwater)
Laurent Charbonnier
+44 (0) 20 7991 8096
Gloria Leung
Qinisele Resources (Corporate Adviser to
Sibanye-Stillwater)
+27 11 883 6358
Dennis Tucker
Andrew Brady
Important Notices
This announcement is for information purposes only. It is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the Offer or otherwise, nor will there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.
The Offer will be made solely by means of the Scheme Document which, together with the
Forms of Proxy, will contain the full terms and conditions of the Offer including details of how to vote in respect of the Offer.

This announcement has been prepared for the purpose of complying with English law and the Takeover Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws and regulations of jurisdictions outside the United Kingdom.
This announcement does not constitute a prospectus or prospectus equivalent document.
Sibanye-Stillwater will prepare the Sibanye-Stillwater Circular to be distributed to
Sibanye-Stillwater Shareholders. Lonmin will prepare the Scheme Document to be distributed to Lonmin Shareholders. Sibanye-Stillwater urges Lonmin Shareholders to read the Scheme Document carefully when it becomes available because it will contain important information in relation to the Offer, the New Sibanye-Stillwater Shares and the Enlarged
Sibanye-Stillwater Group. Sibanye-Stillwater urges Sibanye-Stillwater Shareholders to read the Sibanye-Stillwater Circular when it becomes available because it will contain important information in relation to the New Sibanye-Stillwater Shares. Any vote in respect of the resolutions to be proposed at the Court Meeting, the Lonmin General Meeting and the Sibanye-Stillwater Shareholder Meeting to approve the Offer or the allotment and issue of the New Sibanye-Stillwater Shares (as applicable) and related matters, should be made only on the basis of the information contained in the Scheme Document and, in the case of Sibanye-Stillwater Shareholders, the Sibanye-Stillwater Circular.
Overseas shareholders
The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law. Persons who are not resident in the United Kingdom or who are subject to other jurisdictions should inform themselves of, and observe, any applicable requirements. Any failure to comply with the applicable requirements may constitute a violation of the laws of any such jurisdiction.
The Offer relates to shares of a UK company and is proposed to be effected by means of a scheme of arrangement under the laws of England and Wales. A transaction effected by means of a scheme of arrangement is not subject to proxy solicitation or tender offer rules under the US Exchange Act. Accordingly, the Scheme is subject to the disclosure requirements, rules and practices applicable in the United Kingdom to schemes of arrangement, which differ from the requirements of US proxy solicitation or tender offer rules. However, if Sibanye-Stillwater were to elect to implement the Offer by means of a takeover offer, such takeover offer will be made in compliance with all applicable laws and regulations, including Section 14(e) of the US Exchange Act and Regulation 14E
thereunder. Such a takeover would be made in the United States by Sibanye-Stillwater and no one else. In addition to any such takeover offer, Sibanye-Stillwater, certain affiliated companies and the nominees or brokers (acting as agents) may make certain purchases of, or arrangements to purchase, shares in Lonmin outside such takeover offer during the period in which such takeover offer would remain open for acceptance. If such purchases or arrangements to purchase were to be made they would be made outside the
United States and would comply with applicable law, including the US Exchange Act. Any information about such purchases will be disclosed as required in the UK, will be reported to a Regulatory Information Service of the UKLA and will be available on the London Stock
Exchange website: www.londonstockexchange.com.
Unless otherwise determined by Sibanye-Stillwater or required by the Takeover Code, and permitted by applicable law and regulation, the Offer will not be made, directly or indirectly, in, into or from a Restricted Jurisdiction where to do so would violate the laws in that jurisdiction, and the Offer will not be capable of acceptance from or within a Restricted Jurisdiction. Accordingly, copies of this announcement and all documents relating to the Offer are not being, and must not be, directly or indirectly, mailed, transmitted or otherwise forwarded, distributed or sent in, into or from a Restricted

Jurisdiction where to do so would violate the laws in that jurisdiction, and persons receiving this announcement and all documents relating to the Offer (including custodians, nominees and trustees) must not mail or otherwise distribute or send them in, into or from such jurisdictions where to do so would violate the laws in that jurisdiction.
The availability of the Offer to Lonmin Shareholders who are not resident in the United
Kingdom may be affected by the laws of the relevant jurisdictions in which they are resident. Persons who are not resident in the United Kingdom should inform themselves of, and observe, any applicable requirements.
The New Sibanye-Stillwater Shares may not be offered, sold or delivered, directly or indirectly, in, into or from any Restricted Jurisdiction or to, or for the account or benefit of, any Restricted Overseas Persons except pursuant to an applicable exemption from, or in a transaction not subject to, applicable securities laws of those jurisdictions.
Notes to US holders of Lonmin Shares
The New Sibanye-Stillwater Shares, which will be issued in connection with the Offer, have not been, and will not be, registered under the US Securities Act or under the securities law of any state, district or other jurisdiction of the United States.
Accordingly, the New Sibanye-Stillwater Shares may not be offered, sold, resold, delivered, distributed or otherwise transferred, directly or indirectly, in or into or from the United States absent registration under the US Securities Act or an exemption therefrom. The New Sibanye-Stillwater Shares are expected to be issued in reliance upon the exemption from the registration requirements of the US Securities Act provided by
Section 3(a)(10) thereof. Lonmin Shareholders (whether or not US persons) who are or will be affiliates (within the meaning of the US Securities Act) of Sibanye-Stillwater or
Lonmin prior to, or of Sibanye-Stillwater after, the Effective Date will be subject to certain US transfer restrictions relating to the New Sibanye-Stillwater Shares received pursuant to the Scheme. For the purposes of qualifying for the exemption from the registration requirements of the US Securities Act afforded by Section 3(a)(10), Lonmin will advise the Court that its sanctioning of the Scheme will be relied upon by Sibanye-
Stillwater as an approval of the Scheme following a hearing on its fairness to Lonmin
Shareholders.
The receipt of New Sibanye-Stillwater Shares pursuant to the Offer by a US Lonmin
Shareholder may be a taxable transaction for US federal income tax purposes and under applicable state and local, as well as foreign and other, tax laws. Each Lonmin
Shareholder is urged to consult his independent professional adviser immediately regarding the tax consequences of the Offer.
It may be difficult for US Lonmin Shareholders to enforce their rights and claims arising out of the US federal securities laws, since Sibanye-Stillwater and Lonmin are located in countries other than the United States, and some or all of their officers and directors may be residents of countries other than the United States. US Lonmin Shareholders may not be able to sue a non-US company or its officers or directors in a non-US court for violations of the US securities laws. Further, it may be difficult to compel a non-US company and its affiliates to subject themselves to a US court’s judgment.
None of the securities referred to in this announcement have been approved or disapproved by the SEC, any state securities commission in the United States or any other US regulatory authority, nor have such authorities passed upon or determined the adequacy or accuracy of the information contained in this announcement. Any representation to the contrary is a criminal offence in the United States

The Offer will be subject to the applicable requirements of the Takeover Code, the Panel, the London Stock Exchange, the Financial Conduct Authority, the UKLA and the Johannesburg
Stock Exchange.
Publication on website and availability of hard copies
A copy of the New Irrevocable Undertaking and this announcement will be made available in due course subject to certain restrictions relating to persons resident in Restricted
Jurisdictions on Sibanye-Stillwater’s website at
www.sibanyestillwater.com/investors/transactions/lonmin by no later than 12 noon (London time) on 30 January 2018. For the avoidance of doubt, the contents of that website are not incorporated into and do not form part of this announcement.
Sibanye-Stillwater Shareholders may request a hard copy of this announcement by: (i)
contacting James Wellsted, SVP Investor Relations of Sibanye-Stillwater, on +27 10 493
6923 or via email at james.wellsted@sibanyestillwater.com, or Cain Farrel, Company
Secretary of Sibanye-Stillwater, on +27 10 493 6921 or via email at
cain.farrel@sibanyestillwater.com, during business hours; or (ii) contacting St James
Corporate Services Limited during business hours on +44 (0) 20 7796 8644 or by submitting a request in writing to St James’s Corporate Services Limited at Suite 31, Second Floor,
107 Cheapside, London, EC2V 6DN, United Kingdom. You may also request that all future documents, announcements and information to be sent to you in relation to the Offer should be in hard copy form.
UBS Limited
UBS Limited is authorised by the Prudential Regulation Authority and regulated by the
Financial Conduct Authority in the UK and UBS South Africa (Pty) Ltd is registered with the Financial Services Board in South Africa (collectively “UBS”). UBS is acting exclusively as financial adviser to Sibanye-Stillwater and no one else in connection with the Offer and shall not be responsible to anyone other than Sibanye-Stillwater for providing the protections afforded to clients of UBS nor for providing advice in relation to such matters.
HSBC
HSBC, which is authorised by the Prudential Regulation Authority and regulated in the UK by the Financial Conduct Authority and the Prudential Regulation Authority, is acting exclusively as financial adviser to Sibanye-Stillwater and no one else in connection with the Offer and shall not be responsible to anyone other than Sibanye-Stillwater for providing the protections afforded to clients of HSBC nor for providing advice in connection with the Offer or any matter referred to herein.
Qinisele Resources
Qinisele Resources is acting exclusively as corporate adviser to Sibanye-Stillwater and no one else in connection with the Offer and shall not be responsible to anyone other than Sibanye-Stillwater for providing the protections afforded to clients of Qinisele
Resources nor for providing advice in connection with the Offer or any matter referred to herein.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: January  30, 2018
By: /s/ Charl Keyter
Name: Charl Keyter
Title: Chief Financial Officer